EXHIBIT 12.1

Inland Real Estate Corporation

Ratios of Earnings to Fixed Charges

	1Q 2010 10-Q		2009 10-K			2008 10-K	2007 10-K
	3 months	3 months	Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended	ended	ended	ended
	03/31/10	03/31/09	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05

Fixed Charges
Interest expense(1)	7,939	9,833	34,823	46,711	48,807	43,703	40,052
Interest capitalized	—	167	659	1,271	1,636	93	314
Amortized discount related to indebtedness	(348)	(375)	(1,422)	(1,804)	(1,721)	(211)	—
Estimate of interest with rental expense	—	—	—	—	—	—	—
Preference security dividend requirements	—	—	—	—	—	—	—
Total fixed charges	7,591	9,625	34,060	46,178	48,722	43,585	40,366

Earnings
Income (loss) from continuing operations	(2,660)	4,686	6,144	29,549	39,395	38,258	44,736
Exclude income or loss from equity investees	2,576	569	16,495	(4,727)	(5,731)	(2,873)	(4,591)
Exclude minority interest in consolidated subsidiaries	—	—	—	—	—	—	850
Exclude income tax expense of taxable REIT subsidiary	(34)	458	(513)	198	633	—	—
Subtotal plus:
Fixed charges	7,591	9,625	34,060	46,178	48,722	43,585	40,366
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	600	42	42	1,740	6,449	7,564	2,492
Pre-tax losses of equity investees	—	—	—	—	—	—	—
Less:
Interest capitalized	—	167	659	1,271	1,636	93	314
Preference security dividend requirements	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—	—
Total earnings	8,073	15,213	55,569	71,667	87,832	86,441	83,539

Ratio of Earnings to Fixed Charges	1.06	1.58	1.63	1.55	1.80	1.98	2.07

(1) Includes amortized premiums and discounts related to indebtedness